UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vistagen Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92840H400

(CUSIP Number)

October 4, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92840H400	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Commodore Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,367,884*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,367,884*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,367,884*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

CUSIP No. 92840H400	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Commodore Capital Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,367,884*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,367,884*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,367,884*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON OO

*See Item 4 for additional information.

CUSIP No. 92840H400	SCHEDULE 13G

Item 1.	(a) Name of Issuer

Vistagen Therapeutics, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

343 Allerton Ave., South San Francisco, California 94080

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Commodore Capital LP, a Delaware limited partnership (the “Firm”) and Commodore Capital Master LP, a Cayman Islands exempted limited partnership (“Commodore Master”). The address for the Firm and Commodore Master is: 444 Madison Avenue, Floor 35, New York, New York 10022.

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

92840H400

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

CUSIP No. 92840H400	SCHEDULE 13G

Item 4.	Ownership

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned: 2,367,884*

(b) Percent of Class: 9.9%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,367,884*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,367,884*

As reported in the cover pages to this report, the ownership information with respect to Commodore Master is as follows:

(a) Amount Beneficially Owned: 2,367,884*

(b) Percent of Class: 9.9%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,367,884*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,367,884*

*On October 4, 2023, the Issuer closed an offering of 15,010,810 shares of Common Stock with accompanying common warrants to purchase up to 9,294,022 shares of Common Stock (or pre-funded warrants to purchase up to 9,294,022 shares of Common Stock in lieu thereof) (the “Tranche 1 Warrants”) and accompanying common warrants to purchase up to 11,265,086 shares of Common Stock (or pre-funded warrants to purchase up to 11,265,086 shares of Common Stock in lieu thereof) (the “Tranche 2 Warrants”). In lieu of shares of Common Stock, the Issuer offered pre-funded warrants to purchase up to 3,577,240 shares of Common Stock (the “Pre-Funded Warrants”) with accompanying Tranche 1 Warrants and accompanying Tranche 2 Warrants. As a result of the offering and certain ownership limitations described below, the Firm’s beneficial ownership in the Issuer is currently limited to 9.99%.

The Tranche 1 Warrants are exercisable from the date of issuance and expire 60 days after the later of (i) the date on which the Issuer first publicly discloses, whether by press release or Form 8-K filing, the top-line data for its PALISADE-3 study and (ii) the date on which the Issuer first publicly discloses, whether by press release or Form 8-K filing, the top-line data for its PALISADE-4 study. The Tranche 1 Warrants contain an exercise limitation prohibiting Commodore Master from exercising the Tranche 1 Warrants until such time as the holder, together with certain related parties, would not beneficially own after any such exercise more than 9.99% of the then issued and outstanding Common Stock. Due to this blocker, the Tranche 1 Warrants owned by Commodore Master are not fully exercisable at this time. The blocker percentage may be increased up to 19.99% or decreased by Commodore Master upon 61 days’ notice to the Issuer.

CUSIP No. 92840H400	SCHEDULE 13G

The Tranche 2 Warrants are exercisable from the date of issuance and expire on October 4, 2028. The Tranche 2 Warrants contain an exercise limitation prohibiting Commodore Master from exercising the Tranche 2 Warrants until such time as the holder, together with certain related parties, would not beneficially own after any such exercise more than 9.99% of the then issued and outstanding Common Stock. Due to this blocker, the Tranche 2 Warrants owned by Commodore Master are not fully exercisable at this time. The blocker percentage may be increased up to 19.99% or decreased by Commodore Master upon 61 days’ notice to the Issuer.

The Pre-Funded Warrants are exercisable from the date of issuance until fully exercised. The Pre-funded Warrants contain an exercise limitation prohibiting Commodore Master from exercising the Pre-Funded Warrants until such time as the holder, together with certain related parties, would not beneficially own after any such exercise more than 9.99% of the then issued and outstanding Common Stock. Due to this blocker, the Pre-funded Warrants owned by Commodore Master are not fully exercisable at this time. The blocker percentage may be increased up to 19.99% or decreased by Commodore Master upon 61 days’ notice to the Issuer.

As of October 4, 2023, Commodore Master owns (i) 1,575,000 shares of Common Stock, (ii) Pre-Funded Warrants to purchase up to 2,788,620 shares of Common Stock, (iii) Tranche 1 Warrants to purchase up to 1,394,310 shares of Common Stock, and (iv) Tranche 2 Warrants to purchase up to 1,690,014 shares of Common Stock.

The Firm is the investment manager to Commodore Master. As of October 4, 2023, the Firm may be deemed to beneficially own an aggregate of 2,367,884 shares of Common Stock of the Issuer. The Firm, as the investment manager to Commodore Master, may be deemed to beneficially own these securities. Michael Kramarz and Robert Egen Atkinson are the managing partners of the Firm and exercise investment discretion with respect to these securities. Ownership percentages are based on 22,885,961 shares of Common Stock reported as issued and outstanding in the Issuer’s Rule 424(b)(5) Prospectus, filed with the Securities and Exchange Commission on October 3, 2023 (the “Prospectus”).

CUSIP No. 92840H400	SCHEDULE 13G

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit Index

1. Joint Filing Agreement dated as of August 9, 2023, by and between Commodore Capital LP and Commodore Capital Master LP (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on August 9, 2023).

CUSIP No. 92840H400	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2023

Commodore Capital LP

By:	/s/ Michael Kramarz
Michael Kramarz, Managing Partner

Commodore Capital Master LP

By:	/s/ Michael Kramarz
Michael Kramarz, Authorized Signatory